UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 1, 2023

SELINA HOSPITALITY PLC

27 Old Gloucester Street
London
WC1N 3AX
United Kingdom
Tel: +44 73 7680 9248
(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 28, 2023, Selina Hospitality PLC (the “Company”) was notified that Baker Tilly US, LLP (“Baker Tilly”), the independent registered public accounting firm of the Company in respect of its financial statements audited under Public Company Accounting Oversight Board (“PCAOB”) standards, declined to stand for re-election as the independent registered public accounting firm of the Company at the Company’s 2023 Annual General Meeting (“AGM”) due to Baker Tilly’s resource constraints. The Company expects to engage Baker Tilly to review the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2023. The Company is in the process of selecting a new independent registered public accounting firm for the audit of the fiscal year 2023 and will provide an update to the market in due course.

The audit reports of Baker Tilly relating to the Company’s PCAOB financial statements for the years ended December 31, 2021 and December 31, 2022 did not contain any adverse opinions or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except for an explanatory paragraph indicating that there was substantial doubt as to the Company’s ability to continue as a going concern. In connection with the audit of our financial statements for the years ended December 31, 2021 and December 31, 2022, we and Baker Tilly identified material weaknesses in our internal control over financial reporting.

During the two fiscal years ended December 31, 2022 and December 31, 2021 and the subsequent interim period from January 1, 2023 through the date of this Report on Form 6-K, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and Baker Tilly on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Baker Tilly, would have caused Baker Tilly to make reference to the subject matter of such disagreement in connection with their report on the Company’s consolidated financial statements for such years, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F), except for the material weaknesses in the Company’s internal control over financial reporting as disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

Baker Tilly did not seek the Company’s consent to its decision to not stand for re-election as the Company’s independent registered public accounting firm. As a result, the Company’s Board of Directors or Audit Committee did not recommend or approve such decision.

The Company has provided Baker Tilly with a copy of the disclosures made by the Company in response to Baker Tilly’s decision not to stand for re-election and had requested that Baker Tilly furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made in this Report and, if not, stating the aspects with which it does not agree. A response letter from Baker Tilly is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: September 1, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Letter from Baker Tilly US, LLP, dated September 1, 2023.